EXHIBIT 1
FOR IMMEDIATE RELEASE	23 AUGUST 2013

WPP PLC (“WPP”)

Kantar acquires Benenson Strategy Group in the United States

WPP announces that Kantar, its wholly owned data investment management business, has acquired The Benenson Strategy Group (“BSG”), a global strategic research and consulting firm.

Founded in 2000, BSG ran the award-winning research and polling programs for President Obama’s 2008 and 20012 campaigns and has advised 11 Prime Ministers and Presidents worldwide. BSG’s unaudited revenues for the year ended 30 June 2013 were approximately US$15.6 million with gross assets of approximately US$4.7 million at the same date. Clients include AARP, Campbell’s Soup Company, NFL and Pfizer. The company is based in New York with offices in Washington, D.C., Los Angeles and Denver and employs approximately 50 people.

BSG will continue to be run by co-founders Joel Benenson, CEO, and Carl Rossow, COO, along with its senior leadership team of Peter Brodnitz, Daniel Franklin, Mitch Markel and Amy Levin, all Principals at the firm.

The investment continues WPP’s strategy of developing its services in important markets and sectors. WPP’s data investment management business, with revenues of US$4.5 billion (including associates), is centered around Kantar, the second largest data investment management network in the world after Nielsen. By connecting the diverse talents of its 13 specialist companies, the group aims to become the pre-eminent provider of compelling and inspirational consumer insights for the global business community. Its 28,500 people work across 100 countries and across the whole spectrum of research and consultancy disciplines, enabling the group to offer clients business insight at every point of the consumer cycle.

Contact:
Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239